U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K and From 10-KSB           [ ] From 20-F        [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB           [ ] Form N-SAR

         For Period Ended: March 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ......................................

--------------------------------------------------------------------------------

                  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 ................................................................................
 ................................................................................

--------------------------------------------------------------------------------

Part I - Registrant Information
--------------------------------------------------------------------------------


         Full Name of Registrant:   China Resources Development, Inc.

         Former name if Applicable:

         Address of Principal Executive Office (Street and Number)

         36/F., Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

--------------------------------------------------------------------------------

Part II - Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III - Narrative
--------------------------------------------------------------------------------


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q AND Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The Company is unable to file such report by May 15, 1998, without unreasonable effort or expense because the Company requires additional time in order to finalize the quarter-end financial information, complete consolidation of financial statements and perform currency conversion into United States dollars. The report shall be completed and available for filing no later than Wednesday, May 20, 1998.

--------------------------------------------------------------------------------
Part IV - Other Information
--------------------------------------------------------------------------------


         (1) Name and telephone number of person to contact in regard to this notification:

Kenneth C. Wright                         (407)               649-4000
    (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X]   Yes          [ ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X]   Yes          [ ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The earnings statements of the Company to be included in the Form 10-Q for the quarter ended March 31, 1998, are expected to reflect a net loss as compared to net income of RMB3,381,000 (US$407,000) for the corresponding period in 1997. The exact amount of loss cannot be quantified until the finalization of the period-end financial statements. The decline in earnings was primarily due to the weak natural rubber prices, excess supply attributable to an influx of imported natural rubber, and a weak consumption market.

                        CHINA RESOURCES DEVELOPMENT, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            CHINA RESOURCES DEVELOPMENT, INC.



Date:  May 14, 1998                         By:/s/ Tam Cheuk Ho
                                               ---------------------------------
                                                 Tam Cheuk Ho
                                                 Chief Financial Officer